December 30, 2014

VIA FEDEX AND EDGAR

Re:	Party City Holdco Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 18, 2014 File No. 333-193466

Mara Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Dean Brazier, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Party City Holdco Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the registration statement as filed on July 18, 2014, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The registration statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated July 28, 2014 regarding the registration statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 44

1.	We note that you plan to present a pro forma statement of operations for the twelve months ended March 31, 2014. With reference to Article 11 of Regulation S-X, please tell us why you believe it is appropriate to present a pro forma statement of operations for this period. If you believe there were unusual events in the results for the year ended December 31, 2013 please tell us and disclose that those events are.

Party City Holdco Inc.	Page 2 of 3

Response to Comment 1:

In response to the Staff’s comment, the Company has removed the pro forma statement of operations for the twelve months ended March 31, 2014.

2.	We note your response to comment 2 from our letter dated April 10, 2014 that to the extent fiscal year 2013 is the last full fiscal year included in the registration statement upon the effectiveness of the registration statement, the company will disclose pro forma per share information giving effect to the number of shares whose proceeds would have been necessary to make the company’s August 2013 dividend payment, to the extent such dividend exceeded earnings for the previous twelve months. We further note your addition of the disclosure on page 44 that the number of weighted average shares outstanding that were used in calculating pro forma net income per share for the year ended December 31, 2013, the twelve months ended March 31, 2014 and the three months ended March 31, 2014 was increased by the amount that the $338.0 million dividend that was paid by the company during August 2013 exceeded the company’s net income during the year ended December 31, 2013. The pro forma earnings per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend in excess of earnings for the previous twelve months, should be presented in addition to pro forma EPS in the Article 11 financial statements. Please confirm that if the fiscal year 2013 is the last full fiscal year included in the registration statement upon effectiveness that you will present an Article 11 pro forma EPS and a pro forma EPS in compliance with SAB Topic 1B3.

Response to Comment 2:

The Company acknowledges the Staff’s comment and confirms that if fiscal year 2013 is the last full fiscal year included in the registration statement upon effectiveness it will present an Article 11 pro forma EPS and a pro forma EPS in compliance with SAB Topic 1B3.

*        *        *         *        *

Please do not hesitate to call me at 617-951-7294 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Julie H. Jones

Julie H. Jones

cc:	Party City Holdco Inc. Michael A. Correale